As filed with the SEC on August 21, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

ON Semiconductor Corporation

and the co-applicants listed on the following page

(Name of Applicants)

5005 E. McDowell Road

Phoenix, Arizona 85008

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
2.625% Convertible Senior Subordinated Notes due 2026, Series B	Up to a maximum aggregate principal amount of $100 million*

Approximate date of proposed public offering

As promptly as practicable

after the effective date of this

Application for Qualification

Name and address of agent for service:

George H. Cave, Esq.

Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Corporate Secretary

ON Semiconductor Corporation

5005 E. McDowell Road,

Phoenix, Arizona 85008

(602) 244-5226

With A Copy To:

Cheryl Ikegami, Esq.

Snell & Wilmer L.L.P.

One Arizona Center

400 E. Van Buren

Phoenix, Arizona 85004

(602) 382-6395

The Company hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such earlier date as the SEC, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

*	Approximately $200 million aggregate principal amount of 2.625% Convertible Senior Subordinated Notes due 2026, Series B (the “Series B Notes”) were issued in December 2011 pursuant to an Indenture dated as of December 15, 2011, among ON Semiconductor Corporation (the “Company”), the Subsidiary Guarantors named therein, and Deutsche Bank Trust Company Americas, as trustee (the “Indenture”), which was qualified under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), pursuant to a filing on Form T-3 made on December 2, 2011 and declared effective by the Securities and Exchange Commission (“SEC”) on December 13, 2011. Pursuant to their terms, the Series B Notes are being reopened to allow for the issuance of up to an additional $100 million aggregate principal amount of Series B Notes that may be exchanged as described in Item 2, and may be reopened further in the future to allow for the issuance of additional Series B Notes without limitation in amount upon the satisfaction of certain conditions.

The following direct and indirect subsidiaries of the Company are guarantors of the Series B Notes (the “Subsidiary Guarantors”) and are co-applicants on this Form T-3.

Name of Co-Applicant

Semiconductor Components Industries, LLC

SCG (Malaysia SMP) Holding Corporation

SCG (Czech) Holding Corporation

SCG (China) Holding Corporation

Semiconductor Components Industries Puerto Rico, Inc.

Semiconductor Components Industries of Rhode Island, Inc.

SCG International Development LLC

Semiconductor Components Industries International of Rhode Island, Inc.

INTRODUCTION AND BACKGROUND

The Indenture was originally qualified pursuant to a filing on Form T-3 made on December 2, 2011 and declared effective by the SEC on December 13, 2011 to allow for the issuance in December 2011 of approximately $200 million aggregate principal amount of the Series B Notes. The current filing is made in connection with the reopening of the Indenture pursuant to its terms to allow the issuance of up to an additional $100 million of Series B Notes in new exchange transactions described in Item 2 below. The additional Series B Notes contemplated to be issued will have the same terms, CUSIP number and other provisions as the Series B Notes that were originally issued in December 2011 and will be fungible with such notes for U.S. federal income tax purposes. The Indenture also allows for the issuance of additional Series B Notes that meet those conditions in the future in an unlimited principal amount.

GENERAL

1. General Information.

The form of organization of and the state or other sovereign power under the laws of which each applicant is organized are as follows:

Name of Co-Applicant	Jurisdiction of Incorporation or Organization	Form of Organization
ON Semiconductor Corporation	Delaware	Corporation
Semiconductor Components Industries, LLC	Delaware	Limited Liability Company
SCG (Malaysia SMP) Holding Corporation	Delaware	Corporation
SCG (Czech) Holding Corporation	Delaware	Corporation
SCG (China) Holding Corporation	Delaware	Corporation
Semiconductor Components Industries Puerto Rico, Inc.	Delaware	Corporation
Semiconductor Components Industries of Rhode Island, Inc.	Rhode Island	Corporation
SCG International Development LLC	Delaware	Limited Liability Company
Semiconductor Components Industries International of Rhode Island, Inc.	Rhode Island	Corporation

2. Securities Act exemption applicable.

The Company may issue up to $100 million of its 2.625% Convertible Senior Subordinated Notes due 2026, Series B (the “New Notes”) in one or more exchange transactions (collectively, the “Exchanges”) with certain holders (the “Holders”) of its outstanding 2.625% Convertible Senior Subordinated Notes due 2026 (the “Existing Notes”). The Existing Notes are guaranteed by certain of the subsidiaries of the Company, each of which will also guarantee the New Notes. The Company may pay each exchanging Holder a one-time cash exchange fee (“Exchange Fee”). If the Exchanges are completed, the New Notes will be issued under the Indenture to be qualified under this Application for Qualification of Indenture on Form T-3 (the “Application”). No Exchanges of Existing Notes will be accepted and no New Notes will be issued before the Indenture has been qualified pursuant to this Application.

As the New Notes (and the Exchange Fee) are proposed to be offered for exchange by the Company and the Subsidiary Guarantors with their existing noteholders exclusively and solely for outstanding Existing Notes of the Company and the Subsidiary Guarantors, the transaction is exempt from registration under the Securities Act of 1933, as amended, pursuant to the provisions of Section 3(a)(9) thereof and Rule 150 promulgated thereunder. No sales of securities of the same class as the New Notes have been or are to be made by the Company or the Subsidiary Guarantors or by or through an underwriter at or about the same time as the Exchanges. No commission or other remuneration has been or will be paid by the Company or the Subsidiary Guarantors, directly or indirectly, for soliciting exchanges pursuant to the Exchanges, and no consideration has been, or is to be given, directly or indirectly, by the Company or the Subsidiary Guarantors to any person in connection with the transaction, except for customary fees and expenses of its legal advisors, customary fees and expenses paid to the trustee under the Indenture to be qualified, customary fees and expenses paid to an exchange agent for the transaction, a customary financial advisor services fee and customary expenses to Deutsche Bank Securities Inc. (“Financial Advisor”) for financial advisory services rendered in connection with the Exchanges, and the payment of the Exchange Fee. The Financial Advisor will assist with the analysis, structuring and effecting of the Exchanges but will not solicit any noteholder or make any recommendation to any noteholder in connection with the Exchanges. The fee payable to the Financial Advisor does not depend on the closing of the Exchanges or the amount of any securities to be exchanged. No holder of the outstanding securities has made or will be requested to make any cash payment to the Company or the Subsidiary Guarantors in connection with the Exchanges. Regular employees of the Company, who will not receive additional compensation, may provide information concerning the Exchanges.

AFFILIATIONS

3. Affiliates.

(a)	Set forth below is a list of all direct and indirect subsidiaries of the Company and the Subsidiary Guarantors, as of the date of this filing:

Subsidiary	Owned By:	% Held
Semiconductor Components Industries, LLC	ON Semiconductor Corporation	100
SCG (China) Holding Corporation	ON Semiconductor Corporation	100
SCG (Czech) Holding Corporation	ON Semiconductor Corporation	100
SCG (Malaysia SMP) Holding Corporation	ON Semiconductor Corporation	100
Semiconductor Components Industries Puerto Rico, Inc.	Semiconductor Components Industries, LLC	100
AMI Acquisition, LLC	Semiconductor Components Industries, LLC	100
AMIS Foreign Holdings, Inc.	Semiconductor Components Industries, LLC	100
Semiconductor Components Industries of Rhode Island, Inc.	Semiconductor Components Industries, LLC	100
SCG International Development LLC	Semiconductor Components Industries, LLC	100
ON Semiconductor Canada Holding Corporation	Semiconductor Components Industries, LLC	100
SANYO Semiconductor Co., Ltd.	Semiconductor Components Industries, LLC	100
ON Semiconductor Slovakia a.s.	Semiconductor Components Industries, LLC	100
SCG Malaysia Holdings Sdn. Bhd.	Semiconductor Components Industries, LLC (SCG International Development, LLC holds a less than 1% interest)	100
ON Semiconductor Technology Japan Limited	Semiconductor Components Industries, LLC	100
ON Semiconductor Japan Ltd.	Semiconductor Components Industries, LLC	100
ON Semiconductor Design (Shanghai) Limited	Semiconductor Components Industries, LLC	100
SCG Asia Capital Pte. Ltd.	Semiconductor Components Industries, LLC	100
SCG Czech Design Center s.r.o.	Semiconductor Components Industries, LLC	100

Subsidiary	Owned By:	% Held
ON Semiconductor Hong Kong Design Limited	Semiconductor Components Industries, LLC (SCG International Development, LLC holds a less than 1% interest)	100
ON Semiconductor Technology Hong Kong Limited	Semiconductor Components Industries, LLC	100
AMI Semiconductor GmbH	Semiconductor Components Industries, LLC	100
ON Semiconductor Philippines, Inc.	Semiconductor Components Industries, LLC	100
ON Semiconductor Trading Ltd.	ON Semiconductor Benelux B.V.	100
ON Semiconductor Ireland Research and Design Limited	Semiconductor Components Industries, LLC	100
ON Semiconductor Romania SRL	Semiconductor Components Industries, LLC	100
ON Semiconductor (Thailand) Co. Ltd.	Semiconductor Components Industries, LLC	100
Leshan-Phoenix Semiconductor Company Limited	SCG (China) Holding Corporation	70
Semiconductor Components Industries International of Rhode Island, Inc.	Semiconductor Components Industries of Rhode Island, Inc.	100
AMI Semiconductor Canada Company	AMIS Foreign Holdings, Inc.	100
ON Semiconductor Technology Korea Limited	AMIS Foreign Holdings, Inc.	100
Sound Design Technologies Ltd.	ON Semiconductor Canada Holding Corporation	100
SANYO Semiconductor Manufacturing Co., Ltd.	SANYO Semiconductor Co. Ltd.	100
SANYO LSI Design System Soft Co., Ltd.	SANYO Semiconductor Co. Ltd.	100
SANYO Semicon Device Co., Ltd.	SANYO Semiconductor Co. Ltd.	100
SANYO Semiconductor Manufacturing Philippines Corporation	SANYO Semiconductor Co. Ltd.	100
SANYO Semiconductor (H.K.) Co., Ltd.	SANYO Semiconductor Co. Ltd.	100
SANYO Electronic Device Sales (HK) Limited	SANYO Semiconductor Co. Ltd.	100
SANYO Semiconductor (S) Pte. Ltd.	SANYO Semiconductor Co. Ltd.	100
Kanto SANYO Semiconductor Co., Ltd.	SANYO Semiconductor Co. Ltd. SANYO Semiconductor Manufacturing Co., Ltd.	95.11 4.89
SANYO Semiconductor (Shekou) Co., Ltd.	SANYO Semiconductor Co. Ltd. Kanto SANYO Semiconductor Co., Ltd.	25.95 74.05
SANYO Semiconductor (Thailand) Co., Ltd.	SANYO Semiconductor Co. Ltd. Kanto SANYO Semiconductor Co., Ltd.	65.60 34.40
SANYO Semiconductor (Vietnam) Co., Ltd.	SANYO Semiconductor Co. Ltd. Kanto SANYO Semiconductor Co., Ltd.	48.28 51.72

Subsidiary	Owned By:	% Held
ON Semiconductor Vietnam Co. Ltd.	SANYO Semiconductor Co. Ltd.	100
SANYO LSI Technology India Private Limited	SANYO Semiconductor Co. Ltd. SANYO Semiconductor (S) Pte. Ltd.	80 20
SANYO Semiconductor Taipei Co., Ltd.	SANYO Semiconductor (H.K.) Co., Ltd.	100
ON Semiconductor Limited	ON Semiconductor Trading Ltd.	100
Semiconductor Components Industries Singapore Pte Ltd	ON Semiconductor Trading Ltd. (ON Semiconductor Limited holds a less than 1% interest)	100
SCG Hong Kong SAR Limited	ON Semiconductor Trading Ltd. (ON Semiconductor Limited holds a less than 1% interest)	100
ON Electronics Private Limited	ON Semiconductor Trading Ltd. (ON Semiconductor Limited holds a less than 1% interest)	100
PulseCore Semiconductor Corporation	ON Semiconductor Trading Ltd.	100
ON Semiconductor Technology India Private Limited	ON Semiconductor Trading Ltd.	100
ON Semiconductor Trading (Shanghai) Limited	SCG Hong Kong SAR Limited	100
ON Semiconductor (Shenzhen) Limited	SCG Hong Kong SAR Limited	100
ON Semiconductor Germany GmbH	ON Semiconductor Limited	100
ON Semiconductor France SAS	ON Semiconductor Limited	100
ON Semiconductor Italy S.r.l.	ON Semiconductor Limited (ON Semiconductor France SAS holds a less than 1% interest)	100
ON Semiconductor Canada Trading Corporation	ON Semiconductor Limited	100
SCG Korea Limited	ON Semiconductor Limited	100
ON Semiconductor SAS	ON Semiconductor Limited	100
ON Semiconductor Netherlands BV	ON Semiconductor Limited	100
ON Semiconductor Belgium BVBA	ON Semiconductor Netherlands BV (ON Semiconductor Trading Ltd. holds a less than 1% interest)	100
ON Design Czech s.r.o.	ON Semiconductor Netherlands BV (ON Semiconductor Belgium BVBA holds a less than 1% interest)	100
ON Semiconductor Switzerland SA	ON Semiconductor Netherlands BV	100
ON Semiconductor Leasing BVBA	ON Semiconductor Belgium BVBA (ON Semiconductor Netherlands BV holds a less than 1% interest)	100
ON Semiconductor Czech Republic, s.r.o., legal successor	SCG Czech Design Center s.r.o. ON Semiconductor Trading Ltd.	95 5

Subsidiary	Owned By:	% Held
SCG Industries Malaysia Sdn. Bhd.	SCG Malaysia Holdings Sdn. Bhd.	100
ON Management C.V.	Semiconductor Components Industries, LLC SCG International Development, LLC	99 1
ON Semiconductor Holland B.V.	ON Management C.V.	100
ON Semiconductor Benelux B.V.	ON Semiconductor Holland B.V.	100

(b)	See Item 4 for “Directors and Executive Officers” of the Company and the Subsidiary Guarantors.

(c)	See Item 5 for “Principal Owners of Voting Securities” of the Company and the Subsidiary Guarantors as of the date hereof.

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The executive officers and directors of the Company are:

Keith D. Jackson	President, Chief Executive Officer and Director

J. Daniel McCranie	Chairman of the Board of Directors and Director

Curtis J. Crawford, Ph.D.	Director

Emmanuel T. Hernandez	Director

Phillip D. Hester	Director

Atsushi Abe	Director

Daryl A. Ostrander	Director

Teresa M. Ressel	Director

Bernard L. Han	Director

Judy Boyle	Vice President, Assistant General Counsel and Assistant Secretary

George H. Cave	Senior Vice President, General Counsel, Chief Compliance & Ethics Officer and Corporate Secretary

Donald A. Colvin	Executive Vice President and Chief Financial Officer

William M. Hall	Senior Vice President and General Manager, Standard Products Group

Robert A. Klosterboer	Senior Vice President and General Manager, Automotive, Industrial, Medical & Mil/Aero Product Group

Robert Charles Mahoney	Executive Vice President, Sales and Marketing

William John Nelson, PhD	Executive Vice President and Chief Operating Officer

Ken Rizvi	Treasurer & Vice President, Mergers & Acquisitions, Real Estate and Investor Relations

William A. Schromm	Senior Vice President and General Manager, Computing and Consumer Products Group

The Executive Officers of Semiconductor Components Industries, LLC are:

Judy Boyle	Vice President, Assistant General Counsel and Assistant Secretary
Debbie Brogan	Vice President, Business & IT Integration Programs

Andrew Broom	Vice President, TDE/PYE

Ryan Cameron	Vice President and General Manager of Custom Industrial and Timing Products

Frank Carney	Vice President, Assembly Support and Packaging Development

Sonny Cave	Senior Vice President, General Counsel, Chief Compliance and Ethics Officer and Secretary

David Chow	Vice President, Asia Pacific Sales

Donald Colvin	Executive Vice President and Chief Financial Officer

Tobin Cookman	Vice President, Human Resources

Enrico Corti	Vice President, Marketing & Sales

Yolande DeBusschop	Vice President, European General Counsel, Law Department

Keenan Evans	Senior Vice President, Quality and Chief Environmental Officer

Mark Goranson	Senior Vice President, Operations

Bernard Gutmann	Vice President, Corporate Analysis & Strategy

Bill Hall	Senior Vice President and General Manager, Standard Products Group (SPG)

Kevin Haskew	Senior Vice President and Chief Information Officer

Daryl Hatano	Vice President, Government and External Affairs

Vince Hopkin	Vice President, Design Engineering

Keith Jackson	President and Chief Executive Officer

Eric Joseph	Vice President, R&D Engineering, Computing & Consumer Products Group (CCPG)

Simon Keeton	Vice President and General Manager Audio, Video, Interface Division

Robert Klosterboer	Senior Vice President & General Manager, Automotive, Industrial, Medical and Mil Aero Product Group (AIMMAPG)

Paul Leonard	Vice President and General Manager, Power FET Division

Bob Mahoney	Executive Vice President, Sales & Marketing

M.K. Mak	Regional Vice President of Sales for South Asia and Korea

Colleen McKeown	Senior Vice President of Human Resources and Communications

Kelly Neagle	Vice President, Finance

John Nelson	Executive Vice President, Chief Operating Officer

Pierpaolo Pomati	Vice President, Auto Business Unit

Mamoon Rashid	Vice President of Business Development

Tony Roybal	Vice President, North America Sales

Ken Rizvi	Treasurer & Vice President, Mergers & Acquisitions, Real Estate and Investor Relations

Bill Schromm	Senior Vice President and General Manager, Computing & Consumer Products Group (CCPG)

David Somo	Vice President of Corporate Marketing

Chuck Spinner	Vice President, Wafer Process Development

Hans Stork	Senior Vice President and Chief Technology Officer

Gary Straker	Vice President and General Manager of SPG Protection Division

Teruo Tabata	Vice President

Jeff Thomson	Vice President, Channel Sales

Robert Tong	Vice President, Medical Division

Kathryn Tsirigotis	Vice President, Chief Intellectual Property Counsel, Law Department

Gelu Voicu	Senior Vice President, Catalyst Group

Brent Wilson	Vice President, Global Supply Chain Organization

The executive officers and directors of each of the Subsidiary Guarantors are:

Name of Co-Applicant	Directors	Executive Officers/ Managers
SCG (Malaysia SMP) Holding Corporation	George H. Cave Donald Colvin Keith Jackson	George H. Cave, Secretary Donald Colvin, CFO, Sr. V.P & Treasurer Keith Jackson, President

SCG (Czech) Holding Corporation	George H. Cave Donald Colvin Keith Jackson	George H. Cave, Secretary Donald Colvin, CFO, Sr. V.P & Treasurer Keith Jackson, President

SCG (China) Holding Corporation	George H. Cave Donald Colvin Keith Jackson	George H. Cave, Secretary Donald Colvin, CFO, Sr. V.P & Treasurer Keith Jackson, President

Semiconductor Components Industries Puerto Rico, Inc.	George H. Cave Donald Colvin Keith Jackson	George H. Cave, Secretary Donald Colvin, CFO, Sr. V.P & Treasurer Keith Jackson, President

Semiconductor Components Industries of Rhode Island, Inc.	Judith A. Boyle Donald Colvin	Judith A. Boyle, Secretary George H. Cave, Vice President Donald Colvin, CFO, Sr. V.P & Treasurer Keith Jackson, CEO & President

SCG International Development LLC	N/A	George H. Cave, Secretary Donald Colvin, CFO, Sr. V.P & Treasurer Keith Jackson, President

Semiconductor Components Industries International of Rhode Island, Inc.	Judith A. Boyle George H. Cave Donald Colvin	Judith A. Boyle, Secretary George H. Cave, Vice President Donald Colvin, CFO, Sr. V.P & Treasurer Keith Jackson, CEO & President

The business address and telephone number for each of the above directors and executive officers/managers is c/o ON Semiconductor Corporation, 5005 E. McDowell Road, Phoenix, Arizona 85008, (602) 244-6600.

5. Principal owners of voting securities.

Ownership of the voting securities of the Subsidiary Guarantors is described in Item 3(a) above. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Company as of August 17, 2012. The percentages of class amounts set forth in the table below are based on 454,984,444 shares of the Company’s common stock outstanding on August 17, 2012.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned		Percentage of Voting Securities Owned
FMR LLC 82 Devonshire Street Boston, Massachusetts 02109	Common Stock, par value $0.01	61,384,450	(1)	13.28%

(1)

The number of shares of common stock for FMR LLC is based solely on the information contained in the Schedule 13G (Amendment No. 7) filed with the SEC on February 14, 2012 reporting shares held as of December 31, 2010. FMR LLC has the sole power to dispose or to direct the disposition of 61,384,450 shares it beneficially owns, has the sole power to vote or to direct the vote of 3,222,977 shares, and has no shared power to vote or direct the disposition of any shares it beneficially owns. The Schedule 13G/A contains the following information regarding beneficial ownership of shares of our common stock: (a) Fidelity Management & Research Company (“Fidelity”), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR LLC and an investment adviser, is the beneficial owner of 55,613,996 shares of our common stock, which includes 3,249,998 shares resulting from the assumed conversion of $22,750,000 principal amount of our 1.875% convertible notes due December 15, 2025 (142.8571 shares for each $1,000 principal amount of debenture) and 3,460,000 shares resulting from the assumed conversion of $36,330,000 principal amount of our 2.625% convertible notes due December 15, 2026 (95.2381 shares for each $1,000 principal amount of debenture). Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC through its control of Fidelity and the funds each has sole power to dispose of the 55,613,996 shares owned by the funds. The sole power to vote or direct the voting of shares beneficially owned by the Fidelity funds resides with each fund’s board of trustees, who establish written guidelines for Fidelity to carry out. (b) Pyramis Global Advisors, LLC (“PGALLC”), 900 Salem Street, Smithfield, Rhode Island 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser, is the beneficial owner of 2,210,293 shares of our common stock, which includes 477,143 shares resulting from the assumed conversion $5,010,000 principal amount of our 2.625% convertible notes due December 15, 2026 (95.2381 shares for each $1,000 principal amount debenture). Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole power to dispose of 2,210,293 shares and sole power to vote or to direct the vote of 1,261,863 shares owned by the institutional accounts or funds advised by PGALLC. (c) Pyramis Global Advisors Trust Company (“PGATC”), 900 Salem Street, Smithfield, Rhode Island 02917, an indirect and wholly-owned subsidiary of FMR LLC and a bank, is the beneficial owner of 3,458,061 shares of our common stock, which includes 8,762 shares resulting from the assumed conversion of $92,000 of our 2.625% convertible notes due December 15, 2026 (95.2381 shares of common stock for each $1,000 principal amount of debenture) and 44,571 shares resulting from the assumed conversion of $468,000 principal amount of our 2.625% convertible notes due December 15, 2026 (95.2381 shares of common stock for each $1,000 principal amount of debenture). Edward C. Johnson 3d and FMR LLC, through its control of PGATC, each has sole dispositive power over 3,458,061 shares and sole power to vote or to direct the voting of 1,856,514 shares owned by the institutional accounts managed by PGATC. (d) FIL Limited (“FIL”), Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 102,100 shares of our common stock. Partnerships controlled predominantly by members of the family of Edward C. Johnson 3d, Chairman of FMR LLC and FIL, or trusts for their benefit, own shares of FIL voting stock. While the percentage of total voting power represented by these shares may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 50% of the total votes which may be cast by all holders of FIL voting stock. FMR LLC and FIL are separate and independent corporate entities, and their boards of directors are generally composed of different individuals. As noted in the Schedule 13G/A, FMR LLC and FIL are of the view that they are not acting as a “group” for purposes of Section 13(d) under the Exchange Act and are not required to attribute to each other “beneficial ownership” of securities beneficially owned by the other corporation; and, therefore, they are of the view that the shares held by the other corporation need not be aggregated for purposes of Section 13(d) of the Exchange Act but FMR LLC is making the filing on a voluntary basis as if all of the shares are beneficially owned by FMR LLC and FIL on a joint basis.

UNDERWRITERS

6. Underwriters.

(a)	No person within the last three years prior to the date of filing this Application has acted as an underwriter of any securities of the Company or the Subsidiary Guarantors which were outstanding on the date of filing this Application.

(b)	No person is acting or proposes to act as an underwriter with respect to the New Notes proposed to be offered in the Exchange Offer.

CAPITAL SECURITIES

7. Capitalization.

(a)	The following table sets forth information with respect to each authorized class of securities of the Company as of the date of this application:

(i)	Debt Securities(1):

Title of Class	Amount Authorized		Amount Outstanding
1.875% Convertible Senior Subordinated Notes due 2025	U.S.$115 million		U.S.$95.0 million
2.625% Convertible Senior Subordinated Notes due 2026	U.S.$484 million		U.S.$232.4 million
2.625% Convertible Senior Subordinated Notes due 2026, Series B	U.S.$198.8 million	(2)	U.S.$198.6 million

(1)	Each of these securities is guaranteed by the same Subsidiary Guarantors as for the New Notes.

(2)	Subject to reopening of the Indenture as described in this Application.

(ii)	Equity Securities:

Issuer and Title of Class	Amount Authorized	Amount Outstanding
ON Semiconductor Corporation

Common Stock, par value $0.01	750,000,000	454,984,444	(3)
Preferred Stock, par value $0.01	100,000	0
(3) As of August 17, 2012

Semiconductor Components Industries, LLC

LLC Interests	100%	100%

SCG (Malaysia SMP) Holding Corporation, common stock, par value $0.01	1,000	1,000

SCG (Czech) Holding Corporation, common stock, par value $0.01	1,000	1,000

SCG (China) Holding Corporation, common stock, par value $0.01	1,000	1,000

Semiconductor Components Industries Puerto Rico, Inc. common stock, par value $0.01	1,000	1,000

Semiconductor Components Industries of Rhode Island, Inc. common stock, par value $0.01	250,000	160,190

SCG International Development LLC	100%	100%

Semiconductor Components Industries International of Rhode Island, Inc. common stock, par value $1.00	8,000	100

(b)	Voting Rights.

Except as provided in the certificate of designation for each series of preferred stock of the Company or bylaw, the common stock will have the exclusive right to vote for the election of directors with each share of common stock being entitled to one vote on all matters submitted to a vote of stockholders. Limited liability company interests are voted by the sole members.

INDENTURE SECURITIES

8. Analysis of indenture provisions.

The following is a general description of certain provisions of the Indenture, a form of which is filed as Exhibit T3S hereto. The description is qualified in its entirety by reference to the Indenture. Unless otherwise noted, capitalized terms used below and not defined herein have the meanings given to such terms in the Indenture. Section references are to sections of the Indenture.

A. Events or Default; Notice and Waiver

The following will be events of default under the Indenture [Section 7.01]:

(1)	the failure by the Company or any New Note guarantor to pay interest on the New Notes and such default continues for a period of 30 days;

(2)	the failure by the Company or any New Note guarantor to pay principal when due upon maturity, redemption, repurchase or otherwise on the New Notes;

(3)	the failure by the Company to provide timely notice of a designated event;

(4)	the failure of the Company or any New Note guarantor to comply with its obligations under the covenant relating to the addition of future New Note guarantors and incurrence of additional indebtedness and such failure continues for 30 days after notice specified in the Indenture;

(5)	the failure by the Company or any New Note guarantor to comply with its obligations under the covenants relating to consolidation, merger, sale, conveyance and lease;

(6)	the failure of the Company or any New Note guarantor to comply with any of its agreements in the New Notes or the Indenture except as described above and such failure continues for 60 days after notice specified in the Indenture;

(7)	the failure by the Company to deliver the consideration payable upon conversion of the New Notes within the time period required by the Indenture, and such failure continues for a period of 5 days after notice specified in the Indenture;

(8)	the failure by the Company or any Restricted Subsidiary to pay any Indebtedness within the applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $25 million or its foreign currency equivalent and such failure continues for 10 days after notice specified in the Indenture;

(9)	certain events involving the bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary under any bankruptcy law;

(10)	a court of competent jurisdiction enters an order or decree under any bankruptcy law that:

(a)	is for relief against the Company or any Significant Subsidiary in an involuntary case;

(b)	appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

(c)	orders the winding up or liquidation of the Company or any Significant Subsidiary;

(11)	with respect to any judgment or decree for the payment of money in excess of $25 million or its foreign currency equivalent against the Company or any Restricted Subsidiary:

(a)	the commencement of an enforcement proceeding thereon by any creditor if such judgment or decree is final and nonappealable and the failure by the Company or such Restricted Subsidiary, as applicable, to stay such proceeding within 10 days thereafter; or

(b)	the failure of the Company or such Restricted Subsidiary, as applicable, to pay such judgment or decree, which judgment or decree has remained outstanding for a period of 60 days following entry of such judgment or decree without being paid, discharged, waived or stayed; and

(12)	any New Note guarantee of any Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Significant Subsidiary that is a New Note guarantor or person acting by or on behalf of such Significant Subsidiary denies or disaffirms such Significant Subsidiary’s obligations under the Indenture or any New Note guarantee and such default continues for 10 days after receipt of the notice specified in the Indenture.

The Trustee may withhold notice to the holders of the New Notes of any default, except defaults in payment of principal or interest on the New Notes, if a trust committee of directors or responsible officers of the Trustee in good faith determines it to be in the interest of the holders of the New Notes to withhold this notice. [Section 7.08]

If an event of default occurs and continues, the Trustee or the holders of at least 25% in principal amount of the outstanding New Notes may declare 100% of the principal and accrued and unpaid interest on the outstanding New Notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving the Company or any Significant Subsidiary, the principal on the New Notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal that became due as a result of the acceleration, and meet certain other conditions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding New Notes may waive these past defaults. [Section 7.01]

Payments of principal and accrued and unpaid interest on the New Notes that are not made when due will accrue interest at an annual rate of 1% per annum above the otherwise applicable interest rate from the required payment date of such overdue payment. [Section 5.01]

The holders of a majority of outstanding New Notes will have the right to direct the time, method and place of any proceedings for any remedy available to the Trustee, subject to limitations specified in the Indenture. [Section 7.07]

No holder of the New Notes may pursue any remedy under the Indenture, except in the case of a default in the payment of principal on the New Notes, unless:

•	the holder has given the Trustee written notice of an event of default and its continuance;

•	the holders of at least 25% in principal amount of outstanding New Notes make a written request, and offer reasonable indemnity, to the Trustee to pursue the remedy;

•	the Trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the New Notes; and

•	the Trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity. [Section 7.04]

B. Authentication and Delivery of New Notes; Use of Proceeds

The Chief Executive Officer, Chief Financial Officer, President or any Vice President of the Company may sign the New Notes for the Company by manual or facsimile signature attested by the manual or facsimile signature of the Secretary or an Assistant Secretary, or the Treasurer or any Assistant Treasurer of the Company. [Section 2.04]

A New Note will not be valid until an authorized signatory of the Trustee (or an authenticating agent appointed by the Trustee as provided in the Indenture) manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture and that the holder is entitled to the benefits of the Indenture. [Section 2.04]

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent to authenticate notes issued under the Indenture. An authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent shall have many of the same rights as the Trustee to deal with the Company or an Affiliate of the Company. [Section 19.14]

The New Notes will be issued in registered form without coupons in denominations of $1,000 principal amount and integral multiples thereof. All of the New Notes will initially be represented by one or more notes in global form. [Section 2.03, Section 2.02]

The Trustee initially authenticated and delivered New Notes under the Indenture in an aggregate principal amount of $198,552,000 in December 2011 (the “December 2011 Series B Notes”). The Indenture allows additional New Notes to be issued in an unlimited principal amount with the same terms, CUSIP number and other provisions as the December 2011 Series B Notes and that are fungible with the December 2011 Series B Notes for U.S. federal income tax purposes.

There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

C. Release and Substitution of Property Subject to the Lien of the Indenture

The New Notes are unsecured obligations of the Company. As such, the New Notes are not secured by any lien on any property.

D. Satisfaction and Discharge of the Indenture

The Indenture shall cease to be of further effect except as expressly provided in the Indenture and the Trustee, on written demand of the Company accompanied by an Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Company, shall execute proper instruments acknowledging satisfaction of and discharging the Indenture when:

(a)	the Company delivers to the Trustee for cancellation all authenticated Notes (other than any New Notes that shall have been destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not previously cancelled, or

(b)	all the New Notes not previously cancelled have become due and payable (or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption) and the Company has deposited with the Trustee, in trust, funds or U.S. Government Obligations sufficient to pay at maturity or upon redemption all of the New Notes (other than any New Notes that shall have been mutilated, destroyed, lost or stolen and in lieu of or in substitution for which other New Notes shall have been authenticated and delivered) not theretofore canceled or delivered to the Trustee for cancellation, including principal and accrued interest due or to become due to such date of maturity or redemption date, as the case may be, and if the Company pays or causes to be paid all other sums payable by the Company. [Article 13]

E. Evidence as to Compliance

The Company will annually deliver an officers’ certificate to the Trustee with respect to any default under the Indenture that occurred during the prior year. [Section 5.06] The Company must notify the Trustee of any event of default promptly upon becoming aware thereof and of certain specified defaults within 30 days of the occurrence thereof. [Section 7.01]

Upon request to the Trustee to take any action under any provision of the Indenture, the Company will generally be required to furnish an officers’ certificate and opinion of counsel as to satisfaction of all conditions precedent to such action provided for in the Indenture. [Section 19.08]

9. Other obligors.

No person other than the Company and the Subsidiary Guarantors is an obligor on the New Notes.

Contents of application for qualification.

This application for qualification comprises:

(a)	Pages numbered one to 21, consecutively.

(b)	The statement of eligibility and qualification on Form T-1 of Deutsche Bank Trust Company Americas, as Trustee under the Indenture to be qualified (included as Exhibit T3U).

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A. – Amended and Restated Certificate of Incorporation of ON Semiconductor Corporation, as further amended through March 26, 2008 (incorporated by reference from Exhibit 3.1 to the Company’s First Quarter 2008 Form 10-Q filed with the SEC on May 7, 2008).

(ii)	Exhibit T3B. – Amended and Restated Bylaws of ON Semiconductor Corporation (incorporated by reference from Exhibit 3.2 to the Company’s annual report on Form 10-K filed with the SEC on February 22, 2012).

(iii)	Exhibit T3C. – Certificate of Formation of Semiconductor Components Industries, LLC (incorporated by reference from Exhibit T3C to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(iv)	Exhibit T3D. – Limited Liability Company Agreement of Semiconductor Components Industries, LLC (incorporated by reference from Exhibit T3D to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(v)	Exhibit T3E. – Certificate of Incorporation of SCG (Malaysia SMP) Holding Corporation (incorporated by reference from Exhibit T3E to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(vi)	Exhibit T3F. – Bylaws of SCG (Malaysia SMP) Holding Corporation (incorporated by reference from Exhibit T3F to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(vii)	Exhibit T3G. – Certificate of Incorporation, as amended, of SCG (Czech) Holding Corporation (formerly known as SCGJV Holdings, Inc.) (incorporated by reference from Exhibit T3G to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(viii)	Exhibit T3H. – Bylaws of SCG (Czech) Holding Corporation (formerly known as SCGJV Holdings, Inc.) (incorporated by reference from Exhibit T3H to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(ix)	Exhibit T3I. – Certificate of Incorporation, as amended of SCG (China) Holding Corporation (formerly known as Lano, Inc.) (incorporated by reference from Exhibit T3I to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(x)	Exhibit T3J. – Bylaws of SCG (China) Holding Corporation (formerly known as Lano, Inc.) (incorporated by reference from Exhibit T3J to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xi)	Exhibit T3K. – Certificate of Incorporation, as amended, of Semiconductor Components Industries Puerto Rico, Inc. (formerly known as SCG Puerto Rico, Inc.) (incorporated by reference from Exhibit T3K to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xii)	Exhibit T3L. – Bylaws of Semiconductor Components Industries Puerto Rico, Inc. (incorporated by reference from Exhibit T3L to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xiii)	Exhibit T3M. – Articles of Incorporation, as amended, of Semiconductor Components Industries of Rhode Island, Inc. (formerly known as Cherry Semiconductor Corporation) (incorporated by reference from Exhibit T3M to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xiv)	Exhibit T3N. – Bylaws of Semiconductor Components Industries of Rhode Island, Inc. (formerly known as Cherry Semiconductor Corporation) (incorporated by reference from Exhibit T3N to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xv)	Exhibit T3O. – Certificate of Formation of SCG International Development LLC (incorporated by reference from Exhibit T3O to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xvi)	Exhibit T3P. – Limited Liability Company Agreement of SCG International Development, LLC (incorporated by reference from Exhibit T3P to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xvii)	Exhibit T3Q. – Articles of Incorporation, as amended, of Semiconductor Components Industries International of Rhode Island, Inc. (formerly known as Cherry Semiconductor International, Inc.) (incorporated by reference from Exhibit T3Q to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xviii)	Exhibit T3R. – Bylaws of Semiconductor Components Industries International of Rhode Island, Inc. (formerly known as Cherry Semiconductor International, Inc.) (incorporated by reference from Exhibit T3R to the Company’s application for qualification of indentures on Form T-3 filed with the SEC on December 2, 2011).

(xix)	Exhibit T3S. – Indenture dated as of December 15, 2011 among the Company, the Subsidiary Guarantors and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K report filed with the SEC on December 19, 2011).

(xx)	Exhibit T3T. – Form of Exchange Agreement.

(xxi)	Exhibit T3U. – Statement of eligibility of Trustee on Form T-1.

(xxii)	Exhibit T3V. – Cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3S).

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, ON Semiconductor Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

ON Semiconductor Corporation

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Semiconductor Components Industries, LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

Semiconductor Components Industries, LLC

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SCG (Malaysia SMP) Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

SCG (Malaysia SMP) Holding Corporation

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SCG (Czech) Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

SCG (Czech) Holding Corporation

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SCG (China) Holding Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

SCG (China) Holding Corporation

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Semiconductor Components Industries Puerto Rico, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

Semiconductor Components Industries Puerto Rico, Inc.

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Semiconductor Components Industries of Rhode Island, Inc., a corporation organized and existing under the laws of the State of Rhode Island, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

Semiconductor Components Industries of Rhode Island, Inc.

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	Chief Executive Officer and President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, SCG International Development LLC, a limited liability company organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

SCG International Development LLC

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	President

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Semiconductor Components Industries International of Rhode Island, Inc., a corporation organized and existing under the laws of the State of Rhode Island, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Phoenix, and the State of Arizona, on the 21st day of August, 2012.

(SEAL)

Semiconductor Components Industries International of Rhode Island, Inc.

Attest:	/s/ Linda Lee	By:	/s/ Keith D. Jackson
Name:	Linda Lee	Name:	Keith D. Jackson
Title:	Administrative Assistant	Title:	Chief Executive Officer and President